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                            CERTIFICATE OF AMENDMENT
                                     TO THE
                           ARTICLES OF INCORPORATION
                                       OF
                           WORLDWIDE EQUIPMENT CORP.


     The undersigned, being the President of,WORLDWIDE EQUIPMENT CORP. (the "Company") and being duly authorized by the Board of Directors hereby certifies that:

     FIRST: The company is authorized to issue a total of 25,000,000 shares of common stock, $.001 par value per share and 1,000,000 shares of preferred stock having a par value of $.001 per share. The designations, preferences, limitations and relative rights of the shares of each class of common stock and preferred stock shall be determined by the Board of Directors of the Corporation.

     SECOND: The foregoing amendment was authorized and adopted by resolution of the Board of Directors and approved by the shareholders owning a majority of the issued and outstanding shares of stock of the Company pursuant to a written consent of the shareholders in lieu of meeting on August 5, 1997. The number of votes cast by the shareholders was sufficient for approval.

     THIRD: The effective date of this Certificate of Amendment to the Articles of Incorporation shall be effective upon filing with the Secretary of State.

     IN WITNESS WHEREOF the undersigned have submitted these Certificate of Amendment to the Articles of Incorporation and affirm the same as true under penalties of perjury this 5th day of August, 1997.


 /s/  Eilat Lev
---------------------------------
EILAT LEV,  President & Secretary


FILED
97 AUG 11  AM 10:53
SECRETARY OF STATE
TALLAHASSEE  FLORIDA